UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________.
Commission File No. 1-768
CATERPILLAR INC. TAX DEFERRED SAVINGS PLAN (Full title of the plan and the address of the plan, if different from that of the issuer named below)
CATERPILLAR INC. 100 NE Adams Street, Peoria, Illinois 61629 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Caterpillar Inc.
Tax Deferred Savings Plan
Financial Statements and Supplemental Schedules
December 31, 2013 and 2012

Caterpillar Inc.
Tax Deferred Savings Plan Index

Page(s)
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits, December 31, 2013 and 2012	1
Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2013	2
Notes to Financial Statements, as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013	3
Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2013	18
Schedule G, Part III - Nonexempt Transactions for the Year Ended December 31, 2013	19
Signatures	20
Exhibit Index
23.1 - Consent of Independent Registered Public Accounting Firm
Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants, Plan Administrator
and Benefit Funds Committee of the
Caterpillar Inc. Tax Deferred Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Caterpillar Inc. Tax Deferred Savings Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 and the Schedule G, Part III - Nonexempt Transactions for the year ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Peoria, Illinois
June 27, 2014

Caterpillar Inc. Tax Deferred Savings Plan
Statements of Net Assets Available for Benefits December 31, 2013 and 2012

(in thousands of dollars)	2013	2012
Investments
Interest in the Master Trust	$340,282	$395,820
Other investments – participant directed brokerage accounts	6,053	5,044
Total investments	346,335	400,864
Receivables
Participant notes receivable	5,598	7,028

Net assets available for benefits, at fair value	351,933	407,892
Adjustment from fair value to contract value for the Master Trust's investment in fully benefit-responsive synthetic guaranteed investment contracts	(181)	(2,148)
Net assets available for benefits	$351,752	$405,744

The accompanying notes are an integral part of these financial statements.

Caterpillar Inc. Tax Deferred Savings Plan
Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2013

(in thousands of dollars)	2013
Investment income (loss)
Plan interest in net investment income (loss) of the Master Trust	$33,102
Net appreciation (depreciation) in fair value of investments from participant directed brokerage accounts [1]	943
Investment income from participant directed brokerage accounts - Interest and dividends	142
Net investment income (loss)	34,187
Interest income
Participant notes receivable	213
Contributions
Participant	6,021
Deductions
Participant withdrawals	(35,093)
Administrative expenses	(380)
Total deductions	(35,473)

Increase (decrease) in net assets available for benefits	4,948

Transfers
Transfers from (to) other plans, net	(58,940)

Net increase (decrease) in net assets available for benefits	(53,992)
Net assets available for benefits
Beginning of year	405,744
End of year	$351,752

[1] Includes $482 thousand in registered investment companies and $461 thousand in common stock.
The accompanying notes are an integral part of these financial statements.

Caterpillar Inc. Tax Deferred Savings Plan
Notes to Financial Statements December 31, 2013 and 2012

1.	Plan Description
The following description of the Caterpillar Inc. Tax Deferred Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for more complete information regarding the Plan.

General
The Plan provides a tax-deferred method for savings and investment and is an "employee stock ownership plan" maintained by Caterpillar Inc. (the “Company”) for eligible employees of the Company and its subsidiaries that adopt the Plan (the “participating employers”). The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (“ERISA”).

Participation
Employees of the participating employers who are covered under collective bargaining agreements to which the Plan is extended and who meet certain age, service and citizenship or residency requirements are eligible to participate in the Plan. Generally, participants of the Plan were hired prior to a specific date which varies by union (primarily January 10, 2005). Participation commences upon an eligible employee initiating the enrollment process promulgated by the Plan Administrator. Participating eligible employees (the “participants”) elect to defer a portion of their compensation until retirement through pre-tax and after-tax contributions.

Contributions
Participant contributions are made through a pre-tax deferral arrangement and an after-tax Roth 401(k) arrangement as elected by the participants. The availability of the after-tax Roth 401(k) arrangement varies by union. Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year. Contributions are subject to certain limitations set by the Internal Revenue Code ("IRC"). Participants do not receive Company matching contributions.

Participants direct the investment of their contributions into various investment options offered by the Plan as discussed in Note 3. Participants generally may change their contribution elections and prospective investment elections on a daily basis and reallocate the investment of their existing account balance either daily or every seven business days (if subject to applicable trading restrictions) depending on the investment.

Participant Accounts
Accounts are separately maintained for each participant. The participant's account is credited with the participant's contributions and an allocation of Plan earnings/losses and charged with an allocation of administrative expenses. Allocations are based on participant account balances. Participants are entitled to the benefit that can be provided from the participant's vested account.

Vesting and Distribution Provisions
Participants are fully vested in their participant contributions and the earnings thereon. Upon termination of employment for any reason, including death or retirement, the balance in participants' accounts is distributable in a single lump sum cash payment unless the participant (or beneficiary) elects to receive periodic withdrawals. Participants also have the option to leave their vested account balance in the Plan, subject to certain limitations. A participant also may elect to receive a distribution of Company shares up to the amount of the participant's balance in the Caterpillar Stock Fund. The value of any full or fractional shares paid in cash will be based upon the average price per share the Trustee receives from sales of Company shares for the purpose of making the distribution.

Participant Notes Receivable
The Plan provides for participant loans against eligible participant account balances. Eligible participants obtain loans by filing a loan application with the Plan's recordkeeper and receiving all requisite approvals. Loan amounts are generally limited to the lesser of $50,000 or 50 percent of the individual participant's vested account balance, with certain regulatory restrictions. Each loan specifies a repayment period that cannot extend beyond five years. However, the five-year limit shall not apply to any loan used to acquire any dwelling unit which within a reasonable time is to be used (determined at the time the loan is made) as the principal residence of the participant. Loans bear interest at the prime interest rate plus 1 percent, as determined at the time of loan origination. Loans that transferred to the Plan due to acquisitions are based upon the terms of the plan agreement in effect at the time of loan origination. Repayments, including interest, are made through payroll deductions and are credited to the individual participant's account balance. Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest.

Administration
The Plan is administered by the Company. Pursuant to procedures adopted by the Company, responsibility for the Plan's non-financial matters has been assigned to the U.S. Benefits Manager and responsibility for the Plan's financial matters has been assigned to the Caterpillar Inc. Benefit Funds Committee. The Company and the Benefit Funds Committee have entered into a trust agreement with The Northern Trust Company (the “Trustee”) to receive contributions, administer the assets of the Plan and distribute withdrawals pursuant to the Plan.

Plan Termination
The Company has the right under the Plan at any time to terminate the Plan subject to provisions of ERISA and subject to the terms of any applicable collective bargaining agreement. In the event of Plan termination, Plan assets will be distributed in accordance with the provisions of the Plan.

Plan Qualification
The Plan obtained its latest determination letter on October 26, 2012, in which the Internal Revenue Service ("IRS") stated that the Plan and related trust, as then designed, were in compliance with the applicable requirements of the IRC. Although the Plan has been amended subsequent to the period covered by the determination letter, the Plan Administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Company has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2007.

Plan Amendment
On February 28, 2011, the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (“UAW”) and the Company reached a new six-year labor agreement that will expire on March 1, 2017. On January 1, 2016, or as soon as administratively practicable thereafter, account balances in the Plan for participants covered by the new labor agreement will be transferred to the Company's Tax Deferred Retirement Plan (“TDRP”). At the same time, active UAW employees that were eligible for the Non-Contributory Pension Plan (“NCP”) and the Plan shall become eligible for various provisions of TDRP including employee salary deferrals, employer matching contributions and an annual employer non-elective contribution. In addition, the Company has agreed to make a one-time contribution of $8 million to TDRP in 2016. The contribution will be allocated equally between former Plan participants covered by the new labor agreement that are actively employed and are not eligible to retire under the terms of NCP on January 1, 2016. Plan participants covered by other labor agreements were not impacted by the new UAW agreement.

On August 17, 2012, the International Association of Machinists and Aerospace Workers, AFL-CIO, and Local Lodge No. 851 (the "IAM") and the Company reached a new six-year labor agreement that will expire on May 1, 2018. Effective January 1, 2013, employees that were eligible for NCP and the Plan became eligible for various provisions of TDRP including employee salary deferrals, employer matching contributions and the annual employer non-elective contribution. Also, a $3 million special contribution was allocated equally among actively employed participants that were not eligible to retire before January 1, 2013, and participated in TDRP as of this date. The special contribution was credited to eligible participant accounts on February 22, 2013. On January 8, 2013, $55 million of participant balances and Participant notes receivable in the Plan were transferred to TDRP for participants covered by the new labor agreement. Plan participants covered by other labor agreements were not impacted by the IAM agreement.

2.	Summary of Significant Accounting Policies

New Accounting Guidance
Disclosures about Offsetting Assets and Liabilities - In December 2011, the Financial Accounting Standards Board ("FASB") issued accounting guidance on disclosures about offsetting assets and liabilities. The guidance required entities to disclose both gross and net information about instruments and transactions that are offset in the Plan's financial statements, as well as instruments and transactions that are subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued guidance clarifying the scope of the disclosures to apply only to derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities lending and securities borrowing transactions. This guidance was effective for the Plan year ending December 31, 2013, with retrospective application required. The adoption of this guidance did not have a material impact on the Plan's financial statements.

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments
The Plan's interest in the Master Trust and investments included in the participant directed brokerage accounts are valued as described in Note 4. Interest on investments is recorded as earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Administrative Expenses
In 2013, the Plan charged an annualized 2.3 basis points of the fair value of the assets of each investment fund and a $3 per month per-participant fee, which are transferred monthly from the Caterpillar Investment Trust into a holding account to pay expenses as they come due. The amount accumulated in the holding account is used to pay certain administrative expenses that have been approved by the Benefit Funds Committee including recordkeeping fees, trustee fees, plan education and audit fees. The Company pays any administrative expenses, excluding applicable expenses paid directly from participant accounts described below, which exceed amounts collected from participants annually by the Plan. If amounts collected from participants exceed certain administrative expenses, the Company determines whether a corrective action is appropriate which could include a reallocation of funds back to participant accounts or a structural change to the participant fees. Effective January 1, 2014, the asset-based fee was eliminated and the per-participant fee was increased to $5 per month.

In addition, certain administrative expenses are paid directly from participant accounts. These administrative expenses include quarterly fees for participants invested in the participant directed brokerage option, quarterly fees for participants that utilize managed account services and processing fees for qualified domestic relations orders.

Participant Withdrawals
Participant withdrawals are recorded when paid.

Transfers
In 2013, $59 million of participant balances and Participant notes receivable were transferred from the Plan to the Company's Tax Deferred Retirement Plan related to participants covered by the new labor agreements between the Company, the IAM (as discussed in Note 1) and the International Association of Machinists and Aerospace Workers Local Lodge PM 360 A.F.L. C.I.O.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Company believes the techniques and assumptions used in establishing these amounts are appropriate.

Risks and Uncertainties
The Plan invests in a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits. At December 31, 2013 and 2012, approximately 30 percent and 37 percent of the Plan's investments were invested in Caterpillar Inc. common stock, respectively.

Reclassifications
Certain amounts from the prior year have been reclassified to conform to the current-year financial statements and footnote presentation.

3.	Investment Programs
The investment options available to participants consist of three main categories: core investments (including the Caterpillar Stock Fund), model portfolios, and a participant directed brokerage option.

The core investments consist of twelve investment options, each representing a different asset class but collectively offering a broad range of investment alternatives with varying levels of risk and potential returns.

The Caterpillar Stock Fund consists of Caterpillar Inc. common stock and a small amount of cash and/or cash equivalents.

The model portfolios contain a specific mix of the Plan's core investments. Each portfolio's mix of stocks and bonds is automatically rebalanced on the last business day of each calendar quarter. The targeted percentage of stocks and bonds in each of the model portfolios is as follows:

*	Conservative	20% stocks and 80% bonds
*	Moderately Conservative	40% stocks and 60% bonds
*	Moderately Aggressive	60% stocks and 40% bonds
*	Aggressive	80% stocks and 20% bonds

The participant directed brokerage option allows participants to invest outside of the standard Plan options. Hewitt Financial Services is the custodian for funds invested through this participant directed brokerage option. The types of investments offered through the participant directed brokerage option are individual company stocks (excluding Caterpillar Inc. common stock), exchange traded funds, fixed income securities such as bonds and registered investment companies.

4.	Master Trust
Substantially all of the Plan's investments are held in the Caterpillar Investment Trust, which was established for the investment of the Plan and other Company sponsored retirement plans. The Northern Trust Company is the Trustee of the Caterpillar Investment Trust and the custodian for funds invested through the core investments and model portfolios (the funds invested through the core investments and model portfolios are referred to as the “Master Trust” herein). The Plan and the other Company sponsored retirement plans pool their investments in the Master Trust in exchange for a percentage of participation in the Master Trust.

The percentage of the Plan's participation in the Master Trust was determined based on the December 31, 2013 and 2012 net asset values for the investment fund options chosen by participants of each plan. At December 31, 2013 and 2012, the Plan's interest in the net assets of the Master Trust was 4.02 percent and 5.42 percent, respectively.

The following table presents the net assets of the Master Trust as of December 31, 2013 and 2012. Investments that represent 5 percent or more of the Master Trust's net assets are individually identified.

(in thousands of dollars)	2013	2012
ASSETS
Investments, at fair value
Caterpillar Inc. common stock	$2,668,259	$2,971,978
Common stocks	2,232,207	1,514,250
Preferred stocks	7,947	5,594
Preferred corporate bonds and notes	118,344	61,228
Other corporate bonds and notes	167,362	90,912
U.S. government securities	295,510	229,026
Fully benefit-responsive synthetic guaranteed investment contracts [1]	950,312	952,050
Common collective trusts:
NT Collective Russell 3000 Index Fund - Non-Lending	621,350	339,370
Other	1,097,871	1,084,091
Registered investment companies	2,149	1,786
Interest bearing cash	28,427	38,117
Other investments, net	56,114	38,710
	8,245,852	7,327,112

Other assets
Cash	821	497
Receivable for plan transfers [2]	258,749	—
Receivables for securities sold	44,206	13,399
Accrued income	7,445	5,007
	311,221	18,903

Total Master Trust assets	8,557,073	7,346,015

LIABILITIES
Payables for securities purchased	(100,468)	(53,359)

Net Master Trust assets, at fair value	8,456,605	7,292,656

Adjustment from fair value to contract value for fully benefit-responsive synthetic guaranteed investment contracts	(2,303)	(22,830)

Net Master Trust assets	$8,454,302	$7,269,826

Plan’s interest in net Master Trust assets with fully benefit-responsive synthetic guaranteed investment contracts at contract value	$340,101	$393,672

1 In 2013, includes ($61,682) thousand of payables for securities purchased and $4,746 thousand of receivables for securities sold.
2 On December 31, 2013, the Progress Rail Services Corporation 401(k) Plan and the Electro-Motive Diesel, Inc. Salaried Employees Retirement Savings Plan merged into the Caterpillar 401(k) Savings Plan. Plan assets were not transferred into the Master Trust until January 2014.

Investments are stated at fair value and are valued as described below:

•	Common and preferred stocks: Primarily valued at quoted market prices.

•
Preferred and other corporate bonds and notes: Valued based on matrices or models from reputable pricing vendors and may be determined by factors which include, but are not limited to market quotations, yields, maturities, call features, ratings, institutional size trading in similar groups of securities and developments related to specific securities.

•	U.S. government securities: Valued based on matrices or models from reputable pricing vendors.

•
Fully benefit-responsive guaranteed investment contracts: Valued based upon the type of underlying investment: 1) Corporate and government bonds and mortgaged and asset backed securities are valued based on matrices or models from reputable pricing vendors; 2) Common collective trusts are stated at net asset value, which represents the fair value of the underlying investments; and 3) the value of the wrap contacts, if any.

•	Common collective trusts: Primarily stated at net asset value, which represents the fair value of the underlying investments.

•	Registered investment companies: Valued at quoted market prices that represent the net asset value of shares held by the Master Trust.

•	Interest bearing cash: Stated at cost which approximates fair value.

•	Other investments, net: Primarily valued at quoted market prices, when available, or are valued based on matrices or models from reputable pricing vendors.

The preceding methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes investments measured at fair value based on net asset value per share and other investments that have unfunded commitments or redemption restrictions as of December 31, 2013 and 2012.

(in thousands of dollars)
December 31, 2013	Fair Value	Unfunded Commitments	Redemption Restrictions	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts:
Stocks	$1,018,896	—	None	Daily	None
Short-term investments	$427,730	—	None	Daily	None
U.S. government securities	$256,185	—	None	Daily	None
Private placement - Mortgages	$16,410	—	Yes [1]	Monthly [1]	Yes [1]

Fully benefit-responsive synthetic guaranteed investment contracts:
Common collective trusts:
Short-term investments	$77,654	—	None	Daily	None

[1] Redemptions allowed once per month and restricted to available cash on hand as determined by the trustee of the fund. A notice of redemption is required five days prior to the last business day of the month.

(in thousands of dollars)
December 31, 2012	Fair Value	Unfunded Commitments	Redemption Restrictions	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common collective trusts:
Stocks	$584,096	—	None	Daily	None
Short-term investments	$400,364	—	None	Daily	None
Mortgage-backed securities and U.S. government securities	$234,280	—	None	Daily	None
Corporate bonds and notes	$188,876	—	None	Daily	None
Private placement - Mortgages	$15,845	—	Yes [1]	Monthly [1]	Yes [1]

Fully benefit-responsive synthetic guaranteed investment contracts:
Common collective trusts:
Corporate bonds and notes	$896,163	—	None	Daily	None
Private placement - Mortgages	$55,139	—	Yes [1]	Monthly [1]	Yes [1]

[1] Redemptions allowed once per month and restricted to available cash on hand as determined by the trustee of the fund. A notice of redemption is required five days prior to the last business day of the month.

During 2013, the Master Trust's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

(in thousands of dollars)	2013
Net appreciation (depreciation) in fair value of investments:
Caterpillar Inc. common stock	$37,065
Common stocks	535,377
Preferred stocks	1,077
Preferred corporate bonds and notes	(2,826)
Other corporate bonds and notes	(2,651)
U.S. government securities	(10,482)
Common collective trusts:
NT Collective Russell 3000 Index Fund - Non-Lending	137,163
Other	41,744
Registered investment companies	213
Other investments, net	28,505
Net appreciation (depreciation) in fair value of investments	$765,185

The following table presents the changes in net assets for the Master Trust for the year ended December 31, 2013.

(in thousands of dollars)	2013
Changes in Net Assets:
Net appreciation (depreciation) in fair value of investments	$765,185
Interest	36,863
Dividends	88,725
Other income	1,018
Net investment income (loss)	891,791

Transfers, net [1]	304,772
Administrative expenses not directly allocated to the plans and other expenses [2]	(12,087)
Net increase (decrease) in net assets	1,184,476

Net assets
Beginning of the year	7,269,826
End of the year	$8,454,302

[1] Represents items recorded at the plan level such as contributions, benefit payments, plan transfers and plan specific administrative expenses.
[2] Primarily related to fees and expenses paid to professional money managers who manage the investment funds.

Dividend income is recorded as of the ex-dividend date. Interest is recorded daily as earned. The Master Trust presents in Net investment income (loss), the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Purchases and sales of securities are recorded on a trade-date basis.

Investment Contracts
The Master Trust holds fixed income fully benefit-responsive investment contracts, referred to as synthetic guaranteed investment contracts (“synthetic GICs”), in which an investment contract is issued by an insurance company or a financial services institution (American General Life Insurance Company, Monumental Life Insurance Company and State Street Bank and Trust Company). The synthetic GICs, designed to help preserve principal and provide a stable crediting rate of interest, are fully benefit-responsive and provide that plan participant initiated withdrawals will be paid at contract value. The synthetic GICs are primarily backed by a portfolio of fixed income investments, which are effectively owned by the Plan. The assets underlying the synthetic GICs are maintained by a third party custodian, separate from the contract issuer's general assets. In 2013, the underlying investments of the portfolio consisted of corporate and government bonds ($620.0 million), mortgaged and asset backed securities ($309.3 million) and a common collective trust fund ($77.7 million) consisting of short-term investments. In 2012, the underlying investments of the portfolio consisted of common collective trust funds which invested in corporate bonds and notes and private placement mortgages. The synthetic GICs are obligated to provide an interest rate not less than zero. These contracts provide that realized and unrealized gains and losses of the underlying assets are not reflected immediately in the assets of the fund, but rather are amortized, usually over the duration of the underlying assets, through adjustments to the future interest crediting rate. The future interest crediting rate can be adjusted periodically and is primarily based on the current yield-to-maturity of the covered investment, plus or minus amortization of the difference between the market value and contract value of the covered investment over the duration of the covered investment at the time of computation. The issuers guarantee that all qualified participant withdrawals will occur at contract value. There are no reserves against contract value for credit risks of the contract issuers or otherwise.

Employer initiated events, if material, may affect the underlying economics of the investment contracts. These events include plant closings, layoffs, plan termination, bankruptcy or reorganization, merger, early retirement incentive programs, tax disqualification of a trust or other events. The occurrence of one or more employer initiated events could limit the Plan's ability to transact at contract value with the issuers. Except for the employer initiated events above, the synthetic GICs do not permit the issuers to terminate the agreement prior to the scheduled maturity date at an amount different from contract value. As of December 31, 2013, the Company does not believe that the occurrence of an event that would limit the ability of the Plan to transact at contract value with the issuers is probable.

A summary of the average yields for the synthetic GICs are as follows:

Average Yields	December 31, 2013	December 31, 2012
Based on actual income	1.45%	1.32%
Based on interest rate credited to participants	1.83%	2.18%

The guidance on reporting of fully benefit-responsive investment contracts requires the Statements of Net Assets Available for Benefits to present the fair value of the synthetic GICs, as well as an adjustment of the fully benefit-responsive synthetic GICs from fair value to contract value.

Fair Value Measurements
The guidance on fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. This guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally-developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

•	Level 1 - Quoted prices for identical instruments in active markets.

•
Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

•	Level 3 - Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, quoted market prices are used to determine fair value and such measurements are classified within Level 1. In some cases where market prices are not available, observable market based inputs are used to calculate fair value, in which case the measurements are classified within Level 2. If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates, yield curves and currency rates. These measurements are classified within Level 3.

Fair value measurements are classified according to the lowest level input or value-driver that is significant to the valuation. A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The significance of transfers between levels was evaluated based upon the nature of the financial instrument and size of the transfer relative to total net Master Trust assets. For the year ended December 31, 2013, there were no transfers in or out of Levels 1, 2 or 3.

Master Trust assets that are measured at fair value as of December 31, 2013 and 2012 are summarized below:

	Fair Value Measurements as of December 31, 2013
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$4,367,319	$9	$4,367,328
Non-U.S.	541,073	12	541,085
Corporate bonds and notes:
U.S.	—	239,550	239,550
Non-U.S.	—	46,156	46,156
U.S. government securities:
Agency mortgage-backed securities	—	192,857	192,857
Bonds	—	102,653	102,653
Fully benefit-responsive synthetic guaranteed investment contracts [1]	—	950,312	950,312
Common collective trusts:
Stocks	—	1,018,896	1,018,896
Short-term investments	—	427,730	427,730
U.S. government securities	—	256,185	256,185
Private placement - Mortgages	—	16,410	16,410
Registered investment companies	2,149	—	2,149
Interest bearing cash	28,427	—	28,427
Other investments, net	31,767	24,347	56,114
Total assets	$4,970,735	$3,275,117	$8,245,852

[1] Includes ($61,682) thousand of payables for securities purchased and $4,746 thousand of receivables for securities sold.

	Fair Value Measurements as of December 31, 2012
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$4,079,226	$63	$4,079,289
Non-U.S.	412,207	326	412,533
Corporate bonds and notes:
U.S.	—	126,293	126,293
Non-U.S.	—	25,847	25,847
U.S. government securities:
Agency mortgage-backed securities	—	126,569	126,569
Bonds	—	102,457	102,457
Fully benefit-responsive synthetic guaranteed investment contracts	—	952,050	952,050
Common collective trusts:
Stocks	—	584,096	584,096
Short-term investments	—	400,364	400,364
Mortgage-backed securities and U.S. government securities	—	234,280	234,280
Corporate bonds and notes	—	188,876	188,876
Private placement - Mortgages	—	15,845	15,845
Registered investment companies	1,786	—	1,786
Interest bearing cash	38,117	—	38,117
Other investments, net	20,641	18,069	38,710
Total assets	$4,551,977	$2,775,135	$7,327,112

The participant directed brokerage accounts Plan assets are not included in the Master Trust. The participant directed brokerage accounts assets that are measured at fair value as of December 31, 2013 and 2012 are summarized below:

	Fair Value Measurements as of December 31, 2013
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$957	$—	$957
Non-U.S.	182	—	182
Registered investment companies	3,925	1,004	4,929
Total assets [1]	$5,064	$1,004	$6,068

[1] Excludes cash, receivables for securities sold, and payables for securities purchased.

	Fair Value Measurements as of December 31, 2012
(in thousands of dollars)	Level 1	Level 2	Total
Stocks:
U.S.	$420	$—	$420
Non-U.S.	1	—	1
Registered investment companies	3,863	951	4,814
Total assets [1]	$4,284	$951	$5,235

[1] Excludes cash, receivables for securities sold, and payables for securities purchased.

Derivatives
Within the Master Trust, certain investment managers may use derivative financial instruments to meet fund objectives and manage exposure to foreign currency, interest rate and market fluctuations. The following is a description of the types of derivative contracts the Master Trust may use:

•
Credit contracts: Credit default swaps are used to manage exposure to credit risk. A credit default swap is a contract in which, for a fee, a protection seller agrees to pay a protection buyer an amount resulting from a credit event on a reference entity. If there is no credit default event or settlement trigger, as defined by the contract, then the protection seller makes no payment to the protection buyer and receives only the contractually specified fee. However, if a credit event occurs, the protection seller will be required to make a payment to the protection buyer.

•
Equity contracts: Equity index futures contracts are used by investment managers to invest excess cash into equity benchmarks, such as the S&P 500. These contracts are settled in cash daily. Investment managers may also invest in equity rights and warrants which gives the holder the right to purchase securities from the issuer at a specific price within a certain time frame.

•
Foreign exchange contracts: Foreign currency exchange rate movements create a degree of risk by affecting the U.S. dollar value of instruments denominated in foreign currencies. Forward contracts are used by investment managers to manage foreign exchange rate risks associated with certain investments. These contracts are presented gross (buy side of the contract as a receivable and sell side of the contract as a payable) in the Net Master Trust assets.

•
Interest rate contracts: Interest rate movements create a degree of risk by affecting the amount of interest payments and the value of debt instruments. Investment managers use interest rate swaps, total return swaps, futures contracts, options and swaptions to manage interest rate risk.

The fair value of these derivative contracts are included in Other investments, net, Receivables for securities sold and Payables for securities purchased in the Net Master Trust assets. The related appreciation (depreciation) is included in Other investments, net in the Net investment income (loss) of the Master Trust. As of December 31, 2013 and 2012, the fair value of these derivative financial instruments was $104 thousand and $39 thousand, respectively. In 2013, the effect of these derivatives on Net investment income (loss) of the Master Trust was $27 million, which is primarily related to equity contracts.

5.	Parties-in-Interest
The Trustee is authorized, under contract provisions and by exemption under 29 CFR 408(b) of ERISA regulations, to invest in securities under its control and in securities of the Company.

The investment options available to the participants as summarized in Note 3 include the Caterpillar Stock Fund. The Master Trust also invests in the U.S. Equity Broad Index Fund, International Broad Index Fund, and Bond Index Fund, which are sponsored and managed by The Northern Trust Company, the Trustee for the Master Trust. The Northern Trust Company also manages the cash equitization portion of each of the investment options for liquidity purposes. The custodian of the funds invested in the participant directed brokerage option is Hewitt Financial Services, a subsidiary of Aon Hewitt which currently provides third party administrative and other plan-related services to the Plan. These transactions, as well as participant loans, qualify as exempt party-in-interest transactions.

6.	Reconciliation of Financial Statements to Form 5500
The following table reconciles the Net assets available for benefits per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2013	2012
Net assets available for benefits per financial statements	$351,752	$405,744
Certain deemed distributions of participant loans	(907)	(1,689)
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	181	2,148
Net assets per Form 5500	$351,026	$406,203

The following table reconciles the Net investment income (loss) of the Master Trust per the audited financial statements to the Form 5500 Annual Report:

(in thousands of dollars)	2013
Plan interest in net investment income (loss) of the Master Trust per financial statements	$33,102
Change in adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	(1,967)
Net investment income (loss) of the Master Trust per Form 5500	$31,135

Supplemental Schedules

Caterpillar Inc. Tax Deferred Savings Plan
EIN 37-0602744 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2013
(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Plan's interest in the Caterpillar Investment Trust	Master Trust – at fair value	**	$340,282,269
*	Hewitt Financial Services	Participant directed brokerage accounts	**	6,052,799
*	Participant notes receivable	Participant loans net of deemed distributions (various maturity dates through April 15, 2022, various interest rates ranging from 4.25% to 11.00%)	—	4,691,397
		Total Investments		$351,026,465
* Denotes party in interest.
** Cost information is not applicable for participant directed investments.

Caterpillar Inc. Tax Deferred Savings Plan
EIN 37-0602744 Schedule G, Part III - Nonexempt Transactions Year Ended December 31, 2013
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Identity of party involved	Relationship to plan employer or party in interest	Description of transaction, including maturity date, rate of interest, collateral, par or maturity value	Purchase Price	Selling Price	Lease Rental	Expenses incurred in connection with transaction	Cost of Asset *	Current Value of Asset **	Net gain or (loss) on each transaction
Caterpillar Inc.	Plan Sponsor	Certain expenses of other Caterpillar Inc. sponsored plans were inadvertently paid from the assets of the Caterpillar Inc. Tax Deferred Savings Plan from 2009-2013, resulting in an impermissible loan from the Plan to the Plan sponsor. The principal amount and the related earnings were repaid to the Plan in May 2014. The excise tax was paid in June 2014.	$—	$—	$—	$—	$7,534	$9,301	$—

* Cost of asset represents the principal amount of the loan as of December 31, 2013
** Current value of asset represents the principal amount of the loan and accrued interest as of December 31, 2013

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CATERPILLAR INC. TAX DEFERRED SAVINGS PLAN

June 27, 2014	By:	/s/LeAnne K. Moritz
		Name:	LeAnne K. Moritz
		Title:	Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm